[redacted]

UN
SECURITIES ANI
Washi

08027133

SEC
Mail Processing
Section

FEB 29 2008

Washington, DC
101

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66939

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Funds and Trusts, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3030 South Main Street, Suite #100
(No. and Street)

Salt Lake City (City) Utah (State) 84115 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard M. Taggart (801) 466-8701
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sorensen, Vance & Company, P.C.
(Name – *if individual, state last, first, middle name*)

3115 E. Lion Lane, Suite 220 (Address) Salt Lake City (City) Utah (State) 84121 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 4 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AMERICAN FUNDS AND TRUSTS, INC.

TABLE OF CONTENTS

Sorensen, Vance & Company, P.C.

Certified Public Accountants

A Professional Corporation

3115 East Lion Lane, Suite 220
Salt Lake City, Utah 84121
Telephone (801) 733-5055
Fax (801) 733-6783

Officer/Shareholders:
Don L. Sorensen
Gary L. Vance
Jeffrey B. Gyllenskog

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
American Funds and Trusts, Inc.

We have audited the accompanying statement of financial condition of American Funds and Trusts, Inc., as of December 31, 2007, and the related statements of operations, cash flows, and changes in stockholders' equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Funds and Trusts, Inc. at December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 11 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sorensen, Vance & Company, P.C.

February 28, 2008
Salt Lake City, Utah

OATH OR AFFIRMATION

I, Richard M. Taggart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Funds and Trusts, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

NOTARY PUBLIC
JOY S. PAYNE
3030 So. Main St., Ste. 100
Salt Lake City, Utah 84115
My Commission Expires
December 11, 2008
STATE OF UTAH

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

AMERICAN FUNDS AND TRUSTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Current assets:	
Cash and cash equivalents	$ 258,714
Commissions receivable	42,457
Other receivables	253
Total current assets	301,424
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation of $56,750	7,801
Investment securities available-for-sale, at market value	37,697
Total Assets	$ 346,922

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:	
Accrued commissions to officers and directors	$ 101,533
Accrued commissions to registered representatives	47,496
Accrued expenses and other payables	2,161
Income taxes payable	13,666
Total current liabilities	164,856
Long-term liabilities:	
Deferred income taxes payable	100
Total liabilities	164,956
Stockholders' equity:	
Common stock, $1 par value, 150,000 shares authorized and 123,168 shares issued	123,168
Additional paid-in capital	44,409
Retained earnings	15,622
Unrealized losses on securities available-for-sale, net of the effect for income taxes of $100	(233)
	182,966
Less: 1,000 shares of treasury stock, at cost	(1,000)
Total stockholders' equity	181,966
Total Liabilities and Stockholders' Equity	$ 346,922

The accompanying notes are an integral part of the financial statements.

AMERICAN FUNDS AND TRUSTS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues:	
Commissions	$ 750,179
Interest income	17,910
Other income	35,000
Total revenue	803,089
Expenses:	
Commissions, salaries and payroll taxes	645,322
Occupancy and equipment	46,080
Communications	15,329
Professional fees	15,775
Regulatory fees	5,827
Other	4,653
Total expenses	732,986
Income before income tax expense	70,103
Income tax (expense)	(15,166)
Net income	$ 54,937

The accompanying notes are an integral part of the financial statements.

AMERICAN FUNDS AND TRUSTS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities:	
Net income	$ 54,937
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	2,536
Change in deferred income taxes	(100)
Changes in assets and liabilities:	
(Increase) in commissions receivable	(4,153)
(Increase) in other receivable	(253)
Decrease in refundable income taxes	888
Increase in commissions due to officers and directors	27,959
(Decrease) in commissions due to registered representatives	(760)
(Decrease) in accounts payable and accrued expenses	(648)
Increase in accrued income tax payable	13,208
Net cash provided by operating activities	93,614
Cash flows from investing activities:	
Purchase of office equipment	(4,686)
Purchase of investment securities available-for-sale	(38,030)
Net cash (used in) investing activities	(42,716)
Cash flows from financing activities:	
Net cash provided by financing activities	--
Net increase in cash	50,898
Cash and cash equivalents, beginning of year	207,816
Cash and cash equivalents, end of year	$ 258,714

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for:	
Income taxes	$ 1,170
Interest	$ --

The accompanying notes are an integral part of the financial statements.

AMERICAN FUNDS AND TRUSTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock	Additional Paid In Capital	Treasury Stock	Unrealized Loss on Investments	Retained Earnings	Total
Balances, December 31, 2006	$ 123,168	$ 44,409	$ (1,000)	$ --	$ (39,315)	$ 127,262
Comprehensive income						
Net income	--	--	--	--	54,937	54,937
Other comprehensive income:						
Net change in unrealized (loss) on securities available-for-sale, net of tax effect of $100	--	--	--	(233)	--	(233)
Total comprehensive income	--	--	--	(233)	54,937	54,704
Balances, December 31, 2007	$ 123,168	$ 44,409	$ (1,000)	$ (233)	$ 15,622	$ 181,966

The accompanying notes are an integral part of the financial statements.

1. **Summary of Significant Accounting Policies**

a. **Business**

The Company was incorporated under the laws of the State of Utah in 1958, generally to engage in the business of a securities broker dealer. The Company's business is principally limited to the sale of mutual fund investments for customers living in Utah. In addition to Utah, the Company is licensed to do business in Arizona, California and Nevada. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

b. **Revenue Recognition**

Securities transactions and the related commission revenue are recorded in the accounts on a trade date basis, which is the day the transaction is executed.

c. **Customer Security Transactions**

The Company does not handle customer funds or securities and is exempt from the provisions of the Customer Protection Rule (Rule 15c3-3).

d. **Furniture, Equipment and Depreciation**

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation on office furniture, equipment and leasehold improvements is provided using the straight-line method over expected useful lives of 5 to 7 years. Normal repair and maintenance items are expensed as incurred.

e. **Cash and Cash Equivalents**

The Company utilizes money market sweep accounts at its bank whereby available funds are invested overnight. For purposes of reporting cash flows, the Company considers all highly liquid cash investments with a maturity of three months or less to be cash equivalents.

f. **Comprehensive Income**

The Company presents comprehensive income consistent with the requirements of Financial Accounting Standards Board statement number 130. The statement requires presentation of comprehensive income which includes net income, unrealized gains and losses on securities available-for-sale, minimum pension liability adjustments, foreign currency translation adjustments and unearned compensation expense related to stock issuance to employees. The Company has reported net income and unrealized losses on investment securities available-for-sale, net of taxes, in the Statement of Changes in Stockholders' Equity.

g. **Management Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions that affect certain reported amounts and disclosures in the financial statements. Accordingly, actual results could differ from those estimates.

h. **Income Taxes**

The Company utilizes the asset and liability method to account for income taxes. The objective of this method is to establish deferred tax assets and liabilities for the temporary differences between net income for financial reporting basis and tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized.

Income tax expense is provided based upon the financial statement earnings of the Company. Depreciation expense is recognized in different periods for tax and financial accounting purposes due to the use of accelerated depreciation methods for income tax purposes. The tax effect of this difference is reported as deferred income taxes in the financial statements.

2. **Commissions Receivable**

Commissions receivable represent amounts due from mutual fund companies and other broker dealers, for commissions earned through December 31, 2007. Amounts due are received in the subsequent month, therefore, an allowance for doubtful accounts is not considered necessary.

3. **Furniture, Equipment and Leasehold Improvements**

The major classes of depreciable assets are as follows:

Furniture and equipment	$ 60,572
Leasehold improvements	3,979
Total	64,551
Less accumulated depreciation	(56,750)
Fixed assets, net	$ 7,801

Depreciation expense for the year ended December 31, 2007 was $2,536.

4. **Investment Securities Available-for-Sale**

Investment securities available-for-sale consist of mutual funds and are recorded at market value at December 31, 2007 as follows:

Mutual funds, at cost	$ 38,030
Unrealized losses	(333)
Investment securities available-for-sale, at market value	$ 37,697
Unrealized losses	$ (333)
Income tax effect	100
Unrealized losses, net of income taxes	$ (233)

5. **Income Taxes**

Income taxes are provided at statutory rates for the tax effects of transactions reported in the financial statements and consist of taxes currently due and for deferred taxes which relate to timing differences for the expense recognition of depreciation.

Income tax expense consists of the following:

Current year income taxes due:	
Federal	$ 11,717
State	3,549
Total	15,266
Deferred taxes for current year timing differences	(100)
Total income tax expense	$ 15,166

The actual expense differs from the "expected" tax expense computed by applying the U.S. corporate rate of 25 percent as follows:

Computed "expected" Federal tax expense	$ 17,526
Computed "expected" state tax expense	3,505
State tax deduction on Federal return	(603)
Non-deductible permanent differences	(55)
Effect of graduated tax rates	(5,045)
Other	(162)
Total income tax expense	$ 15,166

6. **Lease Commitment for Office Space**

The Company signed a five year operating lease for office space in May, 2006, which expires April 30, 2011. Rent expense under this agreement for 2007 was $30,292. Future minimum lease payments required by the agreement for the next five years are:

2008	$ 31,196
2009	32,132
2010	33,096
2011	11,140
Totals	$ 107,564

7. **Net Capital Requirements**

As a broker dealer, the Company is subject to the uniform net capital rule adopted and administered by the Securities and Exchange Commission. The rule requires maintenance of minimum net capital and prohibits a broker dealer from engaging in securities transactions at a time when its net capital is less than the required minimum, as those terms are defined by the rule. At December 31, 2007, the Company's net capital was $151,403 which was $126,403 in excess of the $25,000 minimum required.

8. Risk Management

Transactions involving financial instruments involve varying degrees of market, credit and operating risk. The Company monitors its exposure to risk on a regular basis.

Credit Risk

The Company's transactions with customers are recorded on a trade date basis and are collateralized by the underlying securities. The Company's exposure to credit risk associated with nonperformance by customers is impacted by volatile or illiquid trading markets. Should customers fail to perform, the Company may be required to complete the transaction at prevailing market prices. The Company manages credit risk by principally requiring funds to be on deposit at the time of purchase. Also, management has determined that investing in mutual funds helps mitigate volatility and illiquidity and has limited its business primarily to investing in major mutual funds for customers.

Market Risk

The Company does not invest in securities for its own account and, therefore is not directly subject to market risk.

Operating Risk

Operating risk focuses on the Company's ability to accumulate, process, and communicate information necessary to conduct its daily operations. Deficiencies in technology, financial systems and controls, and losses attributed to operational problems all pose potential operating risks. In order to mitigate these risks, the Company has established and maintains an internal control environment which incorporates various control mechanisms throughout the organization. In addition, the Company periodically monitors its technological needs and makes changes as deemed appropriate.

AMERICAN FUNDS AND TRUSTS, INC.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2007

AMERICAN FUNDS AND TRUSTS, INC
COMPUTATION OF NET CAPITAL AND RECONCILIATION
TO RESPONDENT'S UNAUDITED COMPUTATION
DECEMBER 31, 2007

Stockholders' equity		$ 181,966
Nonallowable assets:		
12b-1 fees receivable in excess of commissions payable	$ (9,364)	
Other receivables	(253)	
Furniture, equipment and leasehold improvements, net	(7,801)	(17,418)
Net capital before haircuts on securities' positions		164,548
Haircuts on securities:		
Money market accounts	(7,895)	
Mutual funds	(5,250)	(13,145)
Net capital per audit		$ 151,403

RECONCILIATION TO RESPONDENT'S UNAUDITED COMPUTATION

Net capital per respondent's Focus report	$ 165,678
Net decrease in stockholders' equity	(421)
Increase in nonallowable assets	(9,364)
Increase in haircut on securities' positions	(4,490)
Net capital per audit	$ 151,403

AMERICAN FUNDS AND TRUSTS, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS
DECEMBER 31, 2007

Accrued commissions to officers and directors	$ 101,533
Accrued commissions to registered representatives	47,496
Other payables and accrued expenses	2,161
Income taxes payable	13,666
Total aggregate indebtedness	$ 164,856
Ratio of aggregate indebtedness to net capital	1.09:1

AMERICAN FUNDS AND TRUSTS, INC.
EXEMPTIVE PROVISION UNDER RULE 15c3-3
DECEMBER 31, 2007

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A.	$2,500 capital category; as per Rule 15c3-1	______
B.	"Special Account for the Exclusive Benefit of Customers" maintained	X
C.	All customer transactions cleared through another broker-dealer on a fully disclosed basis: Name of clearing firm ______________________	______
D.	Exempted by order of the Commission	______

Sorensen, Vance & Company, P.C.

Certified Public Accountants

A Professional Corporation

3115 East Lion Lane, Suite 220
Salt Lake City, Utah 84121
Telephone (801) 733-5055
Fax (801) 733-6783

Officer/Shareholders:
Don L. Sorensen
Gary L. Vance
Jeffrey B. Gyllenskog

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors
American Funds and Trusts, Inc.

In planning and performing our audit of the financial statements of American Funds and Trusts, Inc. (the Company), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sorensen, Vance & Company, P.C.

February 28, 2008
Salt Lake City, Utah

END